
jullien gordon
MULTIFAMILY
MOVEMENT
anthony kimble







#BuyBackBatonRouge

Mid-City Eddie Robinson Sr. Historical District

Confidential Investment Summary







DISCLAIMER

The information contained in this presentation is considered confidential, intended solely for the individuals to whom it is delivered. The circulation of this document or disclosure of its contents to any other party is expressly prohibited. The information is solely for the use of prospective investors to determine the level of interest in Kimble Properties & The Multifamily Movement Fund.

While the information contained in this presentation has been compiled from sources we believe to be reliable, neither of the sponsors or their representatives make any representations or warranties as to the accuracy or completeness contained herein. All financial information and projections are provided for reference only and are based on assumptions relating to the general economy, market conditions, and other factors beyond our control.

All references to acreage, square footage and other measurements are approximations and must be independently verified. Prospective investors are encouraged to conduct their own independent due diligence investigation, review financial projections, and consult with their legal, tax, and other professional advisors before making an investment decision.



OUR
TEAM

#BuyBackBatonRouge

REWIND BACK TO STANFORD
WE WERE BOTH THERE, BUT DIDN'T CROSS PATHS





WHERE WE BEGAN
OUR FIRST INVESTMENT PROPERTIES




LEADERSHIP TEAM

 

Anthony Kimble
Acquisitions & Partnership

- CEO, Kimble Properties
- Started in Multifamily Real Estate in 2013
- Full-time accredited investor
- Tulane University, MA in sustainable real estate development
- Stanford University, BA

 

Tevin Wade
Construction

- CEO, CORE Management Group
- BRCC, Associates in Construction Management
- Started in 2008
- Managed Construction Budgets of $30 Million
- Currently Licensed In Louisiana & Texas

 

Jullien Gordon
Fundraising & Marketing

- CEO, The Multifamily Movement
- Started in Multifamily Real Estate in 2013
- Portfolio of 30 private units
- Full-time accredited investor
- Stanford Graduate School of Business

KEY PARTNERSHIPS



Legal, Op Zone, & Historical Tax Credits



















GAINVEST

ROTH LAW FIRM

URBAN Vantage

Lender

FannieMae

Freddie Mac MULTIFAMILY

PEOPLES BANK

BancorpSouth

Property Manager & General Contractor







CMG CORE MANAGEMENT GROUP

SB SMITH&BROWN MANAGEMENT & CONSULTING


WHY
REAL
ESTATE
#BuyBackBatonRouge

RECENT WORK
DESIRE STREET BAKERY








RECENT WORK
ELECTRIC DEPOT PHASE 1








RECENT WORK
ELECTRIC DEPOT PHASE 1




HOW GENERATIONAL WEALTH IS BUILT
EMPLOYED PEOPLE EMPLOYING MONEY



Queens give
birth to kings

Kings lead
to pawns

QUEEN
= ASSETS

KING
= CASH FLOW

PAWN
= CASH

You sacrifice your pawns
to get more queens

YOU CAN'T SAVE YOUR WAY TO WEALTH
CASH IS THE LOWEST YIELD ASSET IN THE WORLD



Deposit Interest Rates & Annual Percentage Yields (APYs)†

New York - Tri-State Area Consumer & Business Online Rates
See list below
Effective: April 03, 2018
New Account opening limit is $250,000 in Online Channel. For larger accounts, please contact us.

Variable Rate Products for Consumer Customers

Rewards Savings/Minor Savings†

Standard Pricing

Account Balance	Rate %	APY %
Less than $2,500	0.03	0.03
$2,500 and over	0.03	0.03

Preferred Rewards Tier with Interest Rate Booster*

Account Balance	Rate %	APY %
Gold		
Less than $2,500	0.04	0.04
$2,500 and over	0.04	0.04
Platinum		
Less than $2,500	0.05	0.05
$2,500 and over	0.05	0.05
Platinum Honors		
Less than $2,500	0.06	0.06
$2,500 and over	0.06	0.06

Banking Rewards for Wealth Management*

Account Balance	Rate %	APY %
Less than $2,500	0.06	0.06
$2,500 and over	0.06	0.06

THE STOCK MARKET

STANDARD &POOR'S 500

Year	Beginning Price	Ending Price	Gain or Loss	Percent Gain or Loss
2000	1469.25	1320.28	-148.97	-10.14%
2001	1320.28	1148.08	-172.20	-13.04%
2002	1148.08	879.82	-268.26	-23.37%
2003	879.82	1111.92	232.10	26.38%
2004	1111.92	1211.92	100.00	8.99%
2005	1211.92	1248.29	36.37	3.00%
2006	1248.29	1418.3	170.01	13.62%
2007	1418.3	1468.36	50.06	3.53%
2008	1468.36	903.25	-565.11	-38.49%
2009	903.25	1115.1	211.85	23.45%
2010	1115.1	1257.64	142.54	12.78%
2011	1257.64	1257.6	-0.04	-0.00%
2012	1257.6	1426.19	168.59	13.41%
2013	1426.19	1,845.86	419.67	29.43%
2014	1,845.86	2,058.90	213.04	11.54%
2015	2,058.90	2,038.20	-20.70	-1.01%
2016	2,038.20	2,251.57	213.37	10.47%
2017	2,251.57	2,683.73	432.16	19.19%
2018	2,683.73	2,850.13	166.40	6.20%
2019	2,850.13	3230.78	380.65	13.36%
119.89%	as of December 31, 2019	Average Return Over 20 Years		4.23%

15% TARGET RETURN (IRR)

  

Amount Invested	Savings Account At 0.03%	S&P 500 At 4.23%	Our Fund At 15%
$1,000	$0.30	$42.30	$150.00
$10,000	$3.00	$423.00	$1,500.00
$100,000	$30.00	$4,230.00	$15,000.00

HOW GENERATIONAL WEALTH IS BUILT

EMPLOYED PEOPLE EMPLOYING MONEY



Queens give birth to kings
Kings lead to pawns
QUEEN
= ASSETS
KING
= CASH FLOW
PAWN
= CASH
You sacrifice your pawns to get more queens

HOW GENERATIONAL WEALTH IS BUILT
EMPLOYED PEOPLE EMPLOYING MONEY

Electric Depot Phase II


W. Lee Drive


The Lincoln Hotel


Spanish Town


The Julia Warehouse


Brice Lots


Government Street


Government Village II






Queens give birth to kings

Kings lead to pawns

You sacrifice your pawns to get more queens

QUEEN
= ASSETS

KING
= CASH FLOW

PAWN
= CASH


OUR BUSINESS MODEL
#BuyBackBatonRouge

OUR BUSINESS PLAN


$40K

$40K  $160K

 $1600 Per Month

 $112K

$112K
-$80K
=$32K

$48K equity in the home


$40K

BUY	RENO	RENT	REFI	REPEAT

    

BRRRR STRATEGY

OUR BUSINESS PLAN

01 **Acquisition**

Purchase value-add properties that qualify for historic tax credits and OZ investments below market value.

02 **Construction**

Execute historic renovations through private lending of construction loans and place properties back into commerce for the community.

03 **Monetization**

Monetize the tax credits generated through the company's projects and distribute to investors on a pro rata basis.

04 **Stabilization**

Source great tenants and achieve over 90% occupancy within the first 3 months of lease-up.

05 **Refinancing**

Refinance properties into Fannie Mae/Freddie Mac multi-family loans and issue a return to investors.

OUR BUSINESS PLAN
JULIA STREET EXAMPLE



1. **$300K to ACQUIRE (Down payment raised from investors)**

2. **$977K to CONSTRUCT/RENOVATE (Construction loan from local bank)**

3. **$250K returned to INVESTORS from Historic Tax Credits (Now, we are only $50K in)**

4. **RENT, Appraise at $1,442K, & REFINANCE at 77% LTV ($1,110K loan + $332K equity)**

5. **Pay back $951K remaining on construction loan from new $1,110K HUD loan (Distribute the extra $159K back to investors, leaving no money in the deal)**

IN THE END: We are up $109K cash + $332K in equity + $67K in income annually

THE IMPACT OF CORONAVIRUS

+ Coronavirus is **pushing prices and interest rates down** and only those with cash to acquire will capitalize on these price drops versus someone who must rely on traditional financing.

+ For our residential properties, we will have a **stronger tenant pool** as people who were about to buy can't get financed and those who get foreclosed on have to rent.

+ With 9-18 month construction periods, we believe that is ample **time for the economy to recover**. Our units are really nice but not high end.

+ We anticipate **people moving from more expensive markets**.

- We are monitoring which commercial businesses thrive and are seeking to **find business models that align with our new reality**.



THE
PROJECTS

#BuyBackBatonRouge

WHY BATON ROUGE?
WE AREN'T JUST BUYING A BLOCK—IT'S A NEIGHBORHOOD

1. Historic Tax Credits
The Eddie Robinson Sr. Historic District allows us to return up to 80% of investor's capital within 18-24 months by leveraging federal and state historic tax credits.

2. The Low Cost-Basis
We are able to acquire land and buildings at pre-gentrification prices in an undeveloped neighborhood that is positioned between wealth and work.

3. Anthony Is From Baton Rouge
There are other mid-sized markets like this nationwide, but Anthony happens to be from Baton Rouge, cares about Baton Rouge, and is well connected here.



WORK
Downtown Baton Rouge
Florida St
Entergy Site
North St
Florida Blvd
North Blvd
S 22nd St
baton rouge COMMUNITY COLLEGE
White Star Market at Super 46
Government St
White Wealth
OUR LOCATION
Park Blvd
White Wealth
Garden District
White Wealth
Capital Heights
10% appreciation 2012-2015
Claycut Rd
Black Ownership
Water Campus
Terrace Ave
Zeeland Place
City-Brooks Community Park
River Rd
College Dr
Perkins Rd
LSU
LOUISIANA STATE UNIVERSITY

Spanish town 8 Plex ←

Southern heights ↑

Gov't village II →

Lincoln HOTEL

Electric depot

Gov't street warehouse

Gov't street LOT

558 Eddie Robinson

Eddie Robinson SR. HISTORIC DISTRICT

1116 S. 14th street

1124 S. 14th street

First Right

Julia street warehouse

First Right

Circa 1857

Pit-N-Peel BBQ and Seafood

Government St

Cajun Electric

Wisteria St

Blanche Ct

Oleander St

Oleander St

Pruyn St

Cherokee St

Roseland Historic D

Tulip St

New St John Baptist Church

South Blvd

South Blvd

Olive St

Bethel AME Church

DJ's Used Cars & Detailing

Myrtle Ave

Purple Circle Social Club

Myrtle Walk St

Myrtle Walk St

Myrtle Walk St

Perkins Rd

Lincoln Theater

Lehmann St

Perkins Rd

St Francis Xavier Catholic Chu

Kleinert Ave

Julia St

Bayou Spice Co

Terrace Ave

Garden District Animal Hospital

New Ark Baptist Church

Terrace Ave

Park Place

S 12th St

S 13th St

S 14th St

S 16th St

S 17th St

S 18th St

Park Blvd

Peach St

4th St

Marcelli

Google

Homes & Crematory

McDonald's

WAFB

France St

Sonic Drive-In

Maximillian St

St Joseph St

East Blvd

S 10th St

Europe St

France St

Beauregard St

St Agnes Catholic Church

of Corrections Credit Union

St Joseph St

East Blvd

baton rouge COMMUNITY COLLEGE

North St

Florida Blvd

North Blvd

White Star Market at Super 46

WORK Downtown Baton Rouge

Florida St

White Wealth

Government St

OUR LOCATION

White Wealth

Garden District

Capital Heights

White Wealth

Black Ownership

Terrace Ave

Zeeland Place

Water Campus

City-Brooks Community Park

Claycut Rd

Perkins Rd

Senette

LSU LOUISIANA STATE UNIVERSITY

Downtown Baton Rouge

THE PORTFOLIO

EDDIE ROBINSON SR. HISTORIC DISTRIC
BATON ROUGE, LOUISIANA

BUYBACKBATONROUGE.COM

PROJECTS IN THIS OFFER
ELECTRIC DEPOT PHASE 2: 100 UNITS (25% SHARE)



Spain St
Spain St
S 15th St
S 15th St
S 17th St
PARKING LOT
POWER ALLEY
FUTURE PHASES
A
B
C
D
Government St
Government St
73

PROJECTS IN THIS OFFER
ELECTRIC DEPOT PHASE II - 100 MULTIFAMILY UNITS (25%)


Southern Heights Student Housing

PROJECTS IN THIS OFFER
THE LINCOLN HOTEL - 12 UNITS + 2 BUSINESSES



The Lincoln Hotel



Building Cross Section



3   **Detail View from North East**

The Lincoln Hotel

PROJECTS IN THIS OFFER

GOVERNMENT VILLAGE II - 5 COMMERCIAL BUSINESSES (55%)


Community College
SUBWAY
SUBWAY
Government Village

PROJECTS IN THIS OFFER

GOVERNMENT VILLAGE RETAIL - 5 BUSINESSES (55% SHARE)


GOVERNMENT VILLAGE
Commercial Real Estate For Lease
Be part of the Government Street revitalization in this commercial redevelopment. The building includes over 13,500 SF of commercial space that is ideal for retail or office space. Building is currently undergoing full renovations and spaces will be delivered in white box condition in Summer 2019.
Additional Parking
Parking
Patio
Government Street
Community College Drive
Spaces available from 650 - 5,200 square feet
Renovations to be completed in Summer 2019
Rents between $16 - $20 NNN
+/- 50 parking spaces
Ariel View


Community College
Government Village
SUBWAY
SUBWAY

GOVERNMENT VILLAGE


Signage
Signage
Signage
Signage
Signage
Post Renovation Rendering from Goverment Street

PROJECTS IN THIS OFFER
SOUTHERN HEIGHTS HOUSING - 60 UNIT(25%)



PROJECTS IN THIS OFFER
SOUTHERN HEIGHTS HOUSING - 60 UNIT(25%)





PROJECTS IN THIS OFFER
EDDIE ROBINSON LOTS - 8 MULTIFAMILY UNITS



Southern Heights Student Housing

PROJECTS IN THIS OFFER

1124 S. 14TH STREET - 4 MULTIFAMILY UNITS



FUND PORTFOLIO



Electric Depot Phase II

Centered on the revitalization of a 42,500 sq.ft electrical power plant within Baton Rouge's Mid-City neighborhood. The fund is providing an opportunity to invest in the second phase of this project, which will construct an additional 120 residential units behind Electric Depot Phase 1.



The Lincoln Hotel

The Lincoln Hotel project is a 12,000 sq.ft, landmark that housed African-American celebrities such as Aretha Franklin and Nat King Cole during the segregation era. Located in the Mid-City neighborhood of Baton Rouge, this historic structure will be developed into 13 residential units with ground floor restaurant space.



Government Village II

The Government Village II development will consist of a new construction multi-family development of 60+ apartments. This property is adjacent to the Government Village I project as well as Baton Rouge Community College.



Southern Heights Housing Development

This 60-unit apartment complex is due for redevelopment. Scotlandville has yet to see a new development in over 30 years. We will turn this into workforce housing and potentially establish a partnership with Southern University which is minutes away for student housing.



1124 S. 14th Street

This historic duplex is located next door to our office and was featured in The Green Book. We will rehabilitate the front duplex and add 2 additional units in the rear.



558 Eddie Robinson Lots

This is a spacious vacant lot right off of Government Street where we will be able to develop 8 new multifamily units which we like to sell to new homeowners in the community.


HOW TO
INVEST
#BuyBackBatonRouge

THE POWER OF GROUP ECONOMICS & R.E.I.

Economies of Scale





$2.50
x 8 slices = $20

$16.00
÷ 8 slices = $2 each

Saved
20%
by buying together

THE POWER OF GROUP ECONOMICS & R.E.I.

Economies of Scale





$250,000

$1,200,000

÷ 6 homes = $200,000 each

Saved **20%** by buying together

HOW TO INVEST

EQUITY

Option #2: Be Our Partner

MORE RISK (5 YEAR HOLD)



1. Aug 1st 2020 — You invest $30,000

   You own 1% of the $3M fund
2. Nov 1st 2020
3. Feb 1st 2021
4. May 1st 2021
5. Aug 1st 2021 — We return $25,000 using historical tax credits ($5,000 in)
6. Nov 1st 2021 — 90% occupancy In 90 days
7. Feb 1st 2022
8. May 1st 2022 — We pay you $15,000 from cash-out refinance proceeds (up $10,000) NO MONEY IN
9. Aug 1st 2022 — We pay you $1,000 per quarter…

   …ongoing

Initial Investment: $30,000 (1% of fund)

Internal Rate of Return: >15% per year

Total Cash Gain: $10,000 over 2 years

Vs. Savings Account at 0.03%: $18

Total Equity Gain: $33,000 over 2 years

PORTFOLIO OVERVIEW

$2.75 Million

Property	Status	Vision	Capital Req.
Spanish Town	Reno	9 Multifamily Units	$275000
The Julia Warehouse	Acquired	12 Multifamily Units	$325,000
Electric Depot Phase II	Acquired	25 (of 100) Multifamily Units	$1,000,000
1124 S. 14th Street	Acquired	4 Multifamily Units	$75,000
558 Eddie Robinson	MOU	8 Multifamily Units	$50,000
The Lincoln Hotel	Acquired	12 Multifamily & 2 Biz	$750,000
Government Village Retail	Acquired	5 businesses / 9K sqft (55%)	$500,000
Southern Heights Student Housing	MOU	15 (of 60) Student Units	$375,000
		TOTAL RAISE:	**$2,750,000**

FUNDED

184 Multifamily Units + 12,000 sq ft of Commercial


Electric Depot Phase II


The Lincoln Hotel


Government Village II


Southern Heights


1124 S. 14th Street


Eddie Robinson Lots

PROJECT TIMELINES

* Payout #3 = ongoing quarterly dividends based on cashflow

	Property	Development	Start Construction	Time To Develop	Payout #1 HTCs Complete Construction	Payout #2 Cash-Out Refi Refinance (90% 90 days)	Payout #4 Appreciation Sell The Asset
1	1124 S. 14th Street	4 Multifamily Units	August 2020 (4 months)	4 months	December 2020	February 2021	5+ years
2	Government Village Retail	5 businesses / 9K sqft (55%)	August 2020	10 months	June 2021	September 2021	non-HTC
3	The Lincoln Hotel	12 Multifamily & 2 Biz	September 2020	10 months	July 2021	September 2021	5+ years
4	558 Eddie Robinson	8 Multifamily Units	September 2020	6 months	March 2021	June 2021	non-HTC
5	Southern Heights Student Housing	15 (of 60) Student Units	October 2020	4 months	February 2021	June 2021	5+ years
6	Electric Depot Phase II	25 (of 100) Multifamily Units	November 2020	24 months	November 2022	March 2022	5+ years

HOW MUCH SHOULD I INVEST



WHO CAN INVEST

CROWD FUND

- Less than $5,000

- DO NOT have a pre-existing relationship with Anthony or Jullien

- Interested but not ready



Complete the interest form at: www.BuyBackABlock.com

CURRENT FUND

- Have a pre-existing relationship with Anthony or Jullien (e.g. Multifamily Movement members)

- Accredited investor ($200K income and/or $1M net worth)

- Ready to invest now (only 105 people)

Start the process tonight at: www.BuyBackBatonRouge.com

HOW TO INVEST





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BUY BLOCK

The Opportunity

Everybody talks about buying back the block, but we decided to buy back an entire historic neighborhood. Positioning between work to the east and wealth to the west, we believe this is a prime location for development. After seeing gentrification happen first hand in Inglewood, CA, Oakland, CA, New Orleans, LA, and Brooklyn, NY, we noticed a pattern and the Eddie Robison Sr. Historic District checks off all of the boxes.

We are raising $1 million to build 184 new multifamily units and 12,000 square feet of commercial space across 6 strategic acquisitions in addition to developing a commercial property with several sustainable business models in play. An additional $1.75 million is already being raised from sophisticated and accredited investors, but we we wanted this be The People's Property, so we created this offering to make investing accessible to all.

This is an equity investment. You can be a part of amazing opportunity for as little a $1,000 (0.1% of this $1,000,000) raise.

Our target rate of return is 15% annually. This is how that compares to your savings account and the stock market.

SAVINGS ACCOUNT	STOCK MARKET	THIS OPPORTUNITY
Bank of America	STANDARD &POOR'S 500	#BuyBackBatonRouge
.03%	4.23%	15.00%
Interest rate on a savings account	Average return from Jan 2000 to Dec 2019	Our target rate of return
2400 years to double your money	17 years to double your money	5 years to double your money

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Equity investors get paid in 4 ways:

1. When we receive historic tax credits upon completion of construction.
2. When we refinance the properties into 30-year mortgages with Fannie or Freddie



Choose Your Shares Below

Investment $1,000.00

Each $1,000 share represents 0.1% of this $1,000,000 raise on Buy The Block.

0 claimed so far out of 300
Estimated Delivery: September 2020
Offering Documents

Select Shares

Investment $2,000.00

Each $1,000 share represents 0.1% of this $1,000,000 raise on Buy The Block.

0 claimed so far out of 100
Estimated Delivery: September 2020
Offering Documents

Select Shares

Investment $3,000.00

Each $1,000 share represents 0.1% of this $1,000,000 raise on Buy The Block.

0 claimed so far out of 50



HOW TO INVEST



You're investing in Jullien Gordon

Buy Back Baton Rouge: 184 Multifamily Units + 12K sq ft of Commercial

Yes I understand startups and small businesses are very risky. I can afford a 100% loss of all investments I make on this website.

Yes I understand securities on Buy The Block are not easily re-sold. There is no secondary market. I can wait years for a return.

→ **Yes** I understand Buy The Block does not offer investment advice. I have the sophistication to evaluate investments on my own.

Yes I agree to the Terms, Privacy Policy, Investor Agreement, and the Electronic Consent & Delivery Agreement.

Yes Do you agreement to Dwolla's Terms of Service and Privacy Policy? Terms

Net worth **$ 1000.00**

$0.00K $30.00K $50.00K $100.00K $500.00K $1000.00K

Summary

Investment: Buy Back Baton Rouge: 184 Multifamily Units + 12K sq ft of Commercial $1,000.00

Total   **$1,000.00**

Selected Shares
Investment $1,000.00

Each $1,000 share represents 0.1% of this $1,000,000 raise on Buy The Block.

Estimated Delivery: September 2020
☁ Offering Documents

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You're investing in Jullien Gordon

Buy Back Baton Rouge: 184 Multifamily Units + 12K sq ft of Commercial

All funds are held in escrow account until the minimum goal is reached.
Buy The Block fee is 4.5% of the funds raised. As an investor on this site you should know that investing is very risky. Please review the risk and education page.

Proceed to Invest

Cancellation/Refund Policy

A BlockVestor may cancel any investment before 3pm CST the same day after clicking the "Invest Now" button and receive a refund of such investment without any fees or penalties for any reason. A BlockVestor may cancel his or her investment for any reason before 3pm CST the same day and receive a full refund of such investment without any fees or penalties by sending an email to blockvestors@buytheblock.com with the subject line of "Investment Cancellation" and identifying the particular investment to be canceled. Refunds will be processed immediately.

Bank Removal Policy

A BlockVestor may request removal of banking information at anytime after clicking the "Invest Now" button to have their information removed from Dwolla. A BlockVestor may do this by sending an email to blockvestors@buytheblock.com with the subject line of "Remove Banking" and identifying the name on the account. Removal will be processed within (48) twenty-four hours.

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HOW TO INVEST





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4860 Chambers Rd #21
Denver, Colorado
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HOW TO INVEST

GAINVEST

1. Click "Sign Up" to create an account at to https://gainvest.knack.com/portal



Gainvest
Welcome to the Gainvest Portal
Welcome to the Gainvest Portal.
Please login or sign up below.
Gainvest is a registered investment adviser with the United States Securities and Exchange Commission. Investors must qualify as accredited investors as defined in Rule 501 of Regulation D or qualify under the non-accredited person threshold for Rule 506(b) or Rule 504.
The following investment platform contains private securities offerings made available for purchase pursuant to Regulation D. This investment platform does not constitute advertising or solicitation. Many, not all, of the private securities offerings herein were developed in compliance with the Opportunity Zone Tax program in order for qualified investments to receive the associated tax benefits.
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2. Click "Buy Back Baton Rouge Fund 1 or Fund 2"



Gainvest
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Welcome to Gainvest
We create funds and onboard investors.
Instructions
Hot Funds
Click the link below to view the Top 3 Most Active Funds.
Buy Back Baton Rouge Fund 1
Kimble Properties Fund 1
Meter Feeder SPV

3. Click "Invest Now" and complete your docs & fund your account



Gainvest
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Fund Details
Invest Now
Fund ID 278
Fund Name Buy Back Baton Rouge Fund 1
Total Fund Size
Investment Prospectus Buy Back Baton Rouge Deck
Status Active
Start Date May 11, 2020
Address
Minimum Investment
Total Amount Sold
Total Remaining to Be Sold
Year of Incorporation 2020
Phone Number
Entity Type Limited Liability Company
Jurisdiction Louisiana
Related Person
Related Person Relationship

HOW TO INVEST



GAINVEST

1. Click “Sign Up” to create an account at to https://gainvest.knack.com/portal

2. Click “Buy Back Baton Rouge Fund 1 or Fund 2”

3. Click “Invest Now” and complete your docs & fund your account

G
BEGIN SIGNING
HELP
PowerForm Signer Information
Input the appropriate information to add capital to your Gainvest account.
Please enter your name and email to begin the signing process.
Gainvestor
Your Name: *
Full Name
Your Email: *
Email Address
Please provide information for any other signers needed for this document.
Gainvest
Name:
Nashid Ali
Email:
nashid@gainvest.co
BEGIN SIGNING

Please Review & Act on These Documents
Gainvest LLC
Gainvest
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Please execute the following documents. The additional signer(s) will receive them shortly after and finalize upon receipt.
Contact Gainvest Support at support@gainvest.co or 412.353.9716 for any questions or concerns. Thank you.
Please read the Electronic Record and Signature Disclosure.
I agree to use electronic records and signatures.
CONTINUE
FINISH LATER
OTHER ACTIONS
Overview: Your name is ________. You are purchasing shares of Buy Back Baton Rouge Fund 1 (the “Designated Investment”). The amount of money you will wire transfer in order to purchase these shares is ________(the “Capital Contribution”).
The Documents: In order to invest with Gainvest, you must complete the following documents:
First Document: Cover Sheet
The information you input in the Cover Sheet will populate the documents so all you need to do afterwards is sign and complete the wire transfer.
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HOW TO INVEST

GAINVEST

1. Click “Sign Up” to create an account at to https://gainvest.knack.com/portal

2. Click “Buy Back Baton Rouge Fund 1 or Fund 2”

3. Click “Invest Now” and complete your docs & fund your account


Gainvest
Start Here
Invest
Operators
Disclosure
Free Resources
Logged in as Jullien Gordon - Add Capital - My Finances - My Entities - Account - Log Out
Add Capital
Click below to add capital to your account.
Add Capital
Explanation
If you are still deciding, you can add capital so that you can invest when you are ready.
Click the "Add Capital" link above to complete the Docusign onboard.
Wire transfer instructions are on the last page of the Docusign onboard.
Once Gainvest receives your capital, your account will update under the "My Finances" tab.
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Please Review & Act on These Documents
G
Gainvest LLC
Gainvest
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Please Docusign the agreement herein so that you can become a Gainvestor! Invest with Gainvest so that you can defer your taxes, invest in Opportunity Zone Funds and projects, receive updates and returns, and enjoy the benefits of the Opportunity
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Please review the documents below.
CONTINUE
FINISH LATER
OTHER ACTIONS
Explanation: The following documents are necessary to add capital to your Gainvest account.
Step 1: Review your name below. Enter an Authorized Person if applicable. Input your capital contribution amount.
Step 2: Complete the investment Advisory Agreement – This document empowers Gainvest to provide investment advice and administer your account.
Step 3: Wire Transfer – Gainvest has partnered with Silicon Valley Bank to administer user accounts. Use the Gainvest account information to process a wire transfer and fund your account.
If you need additional help processing a wire transfer, please contact us via support@gainvest.co.
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CONTACT US

ak@akimbleproperty.com

Jullien.Gordon@gmail.com

If you're here, most of you know how to get a hold of us if you have any questions.

We know your money is sacred and we treat it as such. If we were to field every 1-on-1 call, we would not be able to complete this raise or do the work. We will have more group calls like this throughout the entire process.



Go to www.buybackablock.com

ak@akimbleproperty.com Jullien.Gordon@gmail.com

QUESTIONS?


Q: What is the minimum investment?
A: $1,000


Q: How long is the holding period?
A: 5 years. We hope that you'll like the return and reinvest.


Q: How much is the Sponsorship Team investing?
A: $590,000+ as equity and $300,000 as debt


Q: What type of loan are you refinancing into?
A: Freddie Mac non-recourse, 30 year term


Q: Are you accepting 401K or IRA funds?
A: Yes. Gainvest will help you. The IRS is waiving the 10% fee.



Go to www.buybackablock.com   ak@akimbleproperty.com   Jullien.Gordon@gmail.com